Exhibit 99.1

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892

Telephone: 972-3-694-8000 Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding Entry into a Stockholders Agreement for Norstar Holdings Inc.

The Company hereby respectfully reports that on January 30, 2013 notice was given to it by its controlling shareholder, Norstar Holdings Inc. (“Norstar”) that Messrs Chaim Katzman, the Chairman of the Board of Directors and controlling shareholder of Norstar, First US Financial LLC (“FUF”1; hereinafter jointly with Mr. Katzman, the “Katzman Group”); Mr. Dor J. Segal, a director and shareholder in Norstar; and Mrs. Erica Ottosson, a shareholder in Norstar and the wife of Mr. Segal (hereinafter, jointly with Mr. Segal, the “Segal Group”), that further to the notice included in Norstar and the Company’s shelf prospectuses of July 25, 2012, the parties had entered into a stockholders’ agreement with respect to their holdings in Norstar’s shares (the “Agreement”)2, the main principles of which are as follows:

[1]	A foreign resident company registered in the state of Nevada, United States, under the ownership of Mr. Katzman (including through private companies under his ownership and under the ownership of his family members, directly and indirectly) (51.4%), Mrs. Ottosson (22.6%), and Martin Klein (26%). Mr. Katzman has been granted an irrevocable power of attorney from FUF, allowing Mr. Katzman to operate on behalf of FUF and to vote at his discretion all the Norstar shares held by FUF. Moreover, as of the date of this report, there is an agreement between FUF and Mrs. Ottosson, dating from April 2004, under which Mrs. Ottosson granted FUF the right of first refusal to acquire all her shares in FUF. Moreover, Mrs. Ottosson gave Mr. Katzman, without consideration, an irrevocable power of attorney to vote in her name and in her stead at shareholder meetings of FUF. Under the agreement, it was held that should Mr. Katzman wish to sell his shares in FUF, he must offer Mrs. Ottosson tag-along rights to the said sale. The aforementioned agreement is not limited in time.
[2]	Below are the details of the holdings of the said shareholders in the Norstar as of the date of the signing of the Agreement: the Katzman Group holds 48.56% of Norstar’s share capital and voting rights (46.85% on a fully diluted basis), of which 19.31% of the share capital and voting rights are held through FUF; Mr. Segal holds 9.62% of Norstar’s share capital and voting rights (8.80% on a fully diluted basis) and Mrs. Ottosson holds 6.36% of Norstar’s share capital and voting rights (5.82% on a fully diluted basis). For the purpose of the Agreement, the holdings of the parties in FUF will be added to their direct holdings in Norstar.

1.	The parties have undertaken that throughout the duration of the Agreement (as detailed below) they will exercise their voting rights in Norstar in such a manner so that the majority of members of the board of directors will be independent (including the external directors) as defined under the Israeli Companies Law, 5759 - 1999.

2.	Furthermore, the Katzman Group has undertaken to vote with all of its shares in Norstar for the appointment of two nominees to serve as directors in Norstar on behalf of the Segal Group, one of whom shall be an independent director who will be deemed to be acceptable by Mr. Katzman. Moreover, the Segal Group has undertaken to vote all of its shares in Norstar for the appointment of nominees to serve as directors in Norstar (including external directors), in accordance with instructions from the Katzman Group.

3.

Each one of the parties has given the other party a tag-along right for the sale of its shares in Norstar (subject to the usual exceptions), in accordance with the pro rata share of the other party’s shares in Norstar from the total shares held by the parties in Norstar.[3].

4.	The Agreement is valid for the period ending on the earlier of the following: (a) seven years after its signing date (with the parties having the right to extend it for additional periods of three years each); (b) the date on which the holdings of the Segal Group in Norstar falls below 10% of Norstar’s issued share capital (on a fully diluted basis) for a period of 90 days consecutively; (c) the date on which the holdings of the Katzman Group in Norstar falls below 20% of Norstar’s issued share capital (on a fully diluted basis) for a period of 90 days consecutively.

With the parties entry into the Agreement, Mr. Dori Segal and Mrs. Erica Ottosson have become part of the control group of Norstar, along with the Katzman Group.

Respectfully yours,

Gazit-Globe Ltd.

[3]	The tag-along right is subject to the set time table for the tag-along rights granted by the Katzman Group to a company owned by Bank Hapoalim Ltd. and the quantity of shares for which the tag-along right will be granted will be calculated after deduction of the shares for which the tag-along right given by the Katzman Group to the said company is exercised.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.